                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       OPHTHALMIC IMAGING SYSTEMS, INC.
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                    683737
                                (CUSIP Number)

                          Premier Laser Systems, Inc.
                             Attn: Colette Cozean
                                3 Morgan Avenue
                               Irvine, CA 92718

                                with a copy to:

                            Peter J. Tennyson, Esq.
                           William J. Simpson, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                      695 Town Center Drive, 17/th/ Floor
                         Costa Mesa, California 92626
                                (714) 668-6200

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               December 15, 1997
                     (Date of Event Which Requires Filing
                              of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
------------------------------
   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                             (Page 1 of 11 Pages)

CUSIP No. 683737                  13D                  Page 2 of 11 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     PREMIER LASER SYSTEMS, INC.
     33-0472684

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[_]
                                                           b[X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA

NUMBER OF                  7.   SOLE VOTING POWER
SHARES
BENEFICIALLY                      1,095,500
OWNED BY
EACH                       8.   SHARED VOTING POWER
REPORTING
PERSON                               0
WITH
                           9.   SOLE DISPOSITIVE POWER

                                  1,095,500

                           10.  SHARED DISPOSITIVE POWER

                                     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,095,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

     N/A

                     *SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 683737                     13D                     Page 3 of 11 Pages

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.0%, BASED UPON THE NUMBER OF SHARES OF COMMON STOCK
     OUTSTANDING ON OCTOBER 31, 1997.

14.  TYPE OF PERSON REPORTING

     CO

                          OPHTHALMIC IMAGING SYSTEMS
                                 Common Stock

                                 SCHEDULE 13D

Item 1.

                  The class of equity securities to which this statement relates is the common stock, no par value per share (the "Shares"), of OPHTHALMIC IMAGING SYSTEMS, INC. (the "Issuer").

Item 2.   Identity and Background.

                  The name of the person filing this statement is Premier Laser Systems, Inc., a California corporation ("Premier").

                  The address of the principal business and the principal office of Premier is 3 Morgan, Irvine, California 92718. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Premier is set forth on Schedule A.

                  Premier develops, manufactures and markets several lines of proprietary medical lasers, fiberoptic delivery systems and associated products for a variety of dental, ophthalmic and surgical applications.

                  During the last five years, neither Premier, nor any other person controlling Premier, nor to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate amount of funds required by Premier to purchase the Shares directly owned by it referred to in Item 5 hereof and to pay related costs was approximately $1,527,067. All of such amount was obtained from Premier's working capital.

Item 4.           Purpose of Transaction.

                  Premier has acquired the Shares reported herein for investment purposes based on Premier's belief that the Shares represent an attractive investment opportunity at this time. Premier may make additional purchases of Shares or may dispose of all or a portion of the Shares that are presently owned or hereafter acquired, either in the open market or in private transactions, depending on Premier's evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to Premier, prospects for Premier's own business, general economic conditions, money and stock market conditions and other future developments and factors that Premier may deem material to its investment decision.

                  Premier intends to study its investment in the Shares of the Issuer and decide whether it wishes to request a seat on Issuer's board of directors or take any other actions. To assist Premier in this process, Premier has retained the investment banking firm of Josephthal & Co. Inc. (a copy of Premier's engagement letter with Josephthal & Co. Inc. is attached as an exhibit hereto). Premier has not made a decision to propose any actions and has not established any deadline for doing so.

                  Except as set forth in this Item 4, neither Premier, nor to the best knowledge of Premier, any of its executive officers or directors, presently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) Premier has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 1,095,500 Shares, representing approximately 28.0% of the outstanding Shares of the Company as of October 31, 1997. Except as set forth in this Item 5(a), neither Premier, nor any other person controlling Premier, nor, to the best of its knowledge, any persons named on Schedule A hereto owns, beneficially any Shares.

                  (b) Premier has the sole power to vote and to dispose of 1,095,500 Shares.

                  (c) Information concerning acquisitions of Shares since October 24, 1997 is set forth on Schedule B.

                  (d) To the best knowledge of Premier, no other person has the right to receive or the power to direct the receipt of any dividends from the Shares beneficially owned by Premier.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than as set forth above, to the best knowledge of Premier, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Materials to be filed as Exhibits.

                  Exhibit 99 Retainer letter for Josephthal & Co. Inc., referred to in Item 4.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Dated: December 29, 1997

                                         PREMIER LASER SYSTEMS, INC.


                                         By: /s/ Michael L. Hiebert
                                            ----------------------------------
                                            Name: Michael L. Hiebert
                                            Title: Chief Financial Officer

                                  SCHEDULE A

Unless otherwise indicated, the principal business address of each director or executive officer is Premier Laser Systems, Inc., 3 Morgan, Irvine, California 92618. Each such person is a citizen of the United States.

                        Executive Officers and Director

Colette Cozean, Ph.D. is a founder of the Company and has been Chairman of the Board of Directors, President and Director of Research of the Company since it began operations in August 1991 and became the Chief Executive Officer in 1994. From April 1987 to August 1991, Dr. Cozean served as Director of Research and Development, Regulatory Affairs and Clinical Programs at Pfizer Laser and in such capacities managed the development of the laser technologies which were acquired by the Company from Pfizer Laser. Prior to April 1987, Dr. Cozean held various research positions at Baxter Edwards, a division of Baxter Healthcare Corporation ("Baxter"), and American Technology and Ventures, a division of American Hospital Supply Company ("American Hospital"). Baxter and American Hospital are manufacturers and suppliers of advanced medical products. Dr. Cozean holds a Ph.D. in biomedical engineering and an M.S. in Electrical Engineering from Ohio State University, a B.S. in biomedical engineering from the University of Southern California, and a B.A. in physical sciences from Westmont College.

Tom Hazen has been the Company's Executive Vice President - Operations since October 1997. From 1992 to 1997, Mr. Hazen was Vice President of Operations at Imagyn Medical, Inc., a health-care technology company and, from 1991 to 1992, was Vice President of Operations for MICA Technology Services, an MRI/CT scan services company. Mr. Hazen holds a B.S. in Mechanical Engineering from the University of Arizona and an M.B.A. from the Univesity of California at Los Angeles.

T. Daniel Caruso, Jr. has been Vice President, Sales and Marketing of the Company since July 1992 and became a Senior Vice President in May 1996. From July 1989 to April 1992, Mr. Caruso was Vice President, Sales and Marketing at Hycor Biomedical, a laboratory diagnostics company. From March 1988 to July 1989, Mr. Caruso was President and Chief Executive Officer of Physicians Home Infusion Care, a home health care company. Mr. Caruso has a B.S. in Biology and Chemistry and an M.B.A. in marketing from the University of Southern California.

Ronald E. Higgins is a founder, Vice President, Regulatory Affairs and Quality Assurance and Secretary of the Company, a position he held since January 1995. From the founding of the Company in August 1991 to January 1995, Mr. Higgins was Vice President, Operations. From September 1989 to August 1991, Mr. Higgins was Manager of Regulatory Affairs and Quality Assurance at Pfizer Laser. From January 1987 to September 1989, Mr. Higgins was Director of Regulatory Affairs at Cardio Pulmonics, a medical device company. Mr. Higgins holds a B.S. in Zoology from the University of Utah and has completed post graduate work in the areas of biochemistry, educational training, regulatory affairs, manufacturing and engineering.

Michael L. Hiebert has been the Company's Vice President, Finance and Chief Finance Officer since November 5, 1996. Prior to joining the Company, Mr. Hiebert was the controller and director of management information systems and business analysis of Urethane Technologies, Inc., a plastics manufacturer, which position he held from 1994 to 1996. From 1992 to 1994, Mr. Hiebert was Vice

President, Finance and Administration of Active Organics, Inc., a cosmetics manufacturer, and from 1987 to 1992 he was an accounting manager with the general engineering firm of C.A. Rasmussen, Inc. Mr. Hiebert has a B.S. in Business Adminstration with an emphasis in finance, and an M.B.A. from California State University at Northridge.

Patrick J. Day has served as a director of the Company since August 1991. Mr. Day is a Certified Public Accountant and owns a CPA firm which he established in 1967. He has served as a director for several organizations including the First Presbyterian Church of Hollywood and many private companies. Mr. Day is the father of Dr. Cozean, the Company's Chairman of the Board, Chief Executive officer and President. Mr. Day has a B.A. in accounting from the University of Idaho.

Grace Ching-Hsin Lin has served as a director of the Company since February 1992. Ms. Lin has been an agent providing real estate consulting services for Security Trust Realty since April 1988 and an owner of South Pacific Investment, an investment management company, since 1989.

G. Lynn Powell, D.D.S. Dr. Powell joined the Board of Directors in January 1997. Dr. Powell has been on the faculty at the University of Utah since 1982, where he currently serves as the Assistant Dean for Dental Education in the School of Medicine and Professor in the Department of Pathology. He is a patent holder who has performed extensive research in the field of dentistry serving as primary investigator on several funded grants and is author or co-author of over 45 papers in journals, a majority of which relate to the use of lasers in dentistry. He serves as a reviewer for three dental and laser journals, has lectured nationally as well as internationally and routinely presents his work at research meetings. Dr. Powell is the current President of the International Society for Lasers in Dentistry. Dr. Powell received his D.D.S. from the University of Washington and was on the full time faculty in Restorative Dentistry at that institution for ten (10) years.

E. Donald Shapiro joined the Board of Directors in August 1994. Since 1983, Mr. Shapiro has served as the Joseph Solomon Distinguished Professor of Law at New York Law School where he served as both Dean and Professor of Law from 1973 to 1983. He is Supernumerary Fellow of St. Cross College at Oxford University, England. Mr. Shapiro received a J.D. degree at Harvard Law School. He currently serves on the Boards of Directors for several public companies including Loral Space and Communications, Ltd., Eyecare Products PLC, Kranzco Realty Trust, Group Health Incorporated, Vasomedical Corporation, United Industrial, Telepad, Inc. and Food Entertainment, Inc. He also serves on the Board of Directors of Bank Leumi.

                                   SCHEDULE B

As follows are the date, number of shares purchased, price per share and the aggregate purchase price of transactions by Premier in shares of the Issuer since October 24, 1997:

All of the purchases of Shares set forth below were made in the open market.


  Date of        Number of          Aggregate
Transaction   Shares Purchased   Price Per Share   Purchase Price
-----------   ----------------   ---------------   --------------
   10/29/97             23,700        $  1.00         $ 23,700.00
   11/03/97              7,500           1.00            7,500.00
   11/03/97              3,500           0.968           3,388.00
   11/04/97              1,000           0.937             937.00
   11/11/97             36,600           1.00           36,600.00
   11/12/97             16,400           1.00           16,400.00
   12/12/97              7,410           0.625           4,631.25
   12/15/97              7,590           0.687           5,214.33
   12/16/97             25,600           0.937          23,987.20
   12/16/97              4,800           0.812           3,897.60
   12/17/97                900           1.00              900.00
   12/19/97              1,500           1.062           1,593.00
   12/19/97              6,000           1.125           6,750.00
   12/19/97             10,000           1.156          11,560.00
   12/19/97              7,200           1.218           8,769.60
   12/19/97                500           1.187             593.50
   12/19/97             10,600           1.250          13,250.00
   12/22/97              5,000           1.156           5,780.00
   12/22/97                800           1.187             949.60
   12/22/97             16,500           1.25           20,625.00
   12/23/97              9,000           1.25           11,250.00
   12/23/97              7,000           1.281           8,968.75
   12/23/97             13,000           1.312          17,062.50
   12/23/97             12,000           1.34375        16,125.00
   12/23/97              5,000           1.375           6,875.00
   12/23/97              1,500           1.46875         2,203.125
   12/23/97              9,000           1.50           13,500.00
   12/23/97            500,000           1.50          750,000.00
   12/24/97             30,000           1.50           45,000.00
   12/24/97             20,000           1.484375       29,687.50
   12/24/97              5,000           1.46875         7,343.75
   12/26/97            175,000           1.6875        295,312.50
   12/26/97              5,500           1.59375         8,765.63
   12/26/97              4,000           1.50            6,000.00